Filed by Minebea Co., Ltd.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: MITSUMI ELECTRIC CO., LTD. (File Number: 132-02801)
Dated March 30, 2016

March 30, 2016
To whom it may concern:

Company Name:	Minebea Co., Ltd.
Representative:	Yoshihisa Kainuma
Representative Director,
President and Chief Executive Officer
(Code No. 6479, TSE Div.No.1)
Contact:	Naoyuki Kimura
General Manager
General Affairs Department
Tel:	+81-(0)3-6758-6712

Notice Regarding Change in the Number of Shares Constituting One Share Unit
and Partial Amendment to the Articles of Incorporation

Minebea Co., Ltd.(“Minebea’’) hereby announces that its Board of Directors has resolved at the meeting held on Mar. 30, 2016 to change the number of shares constituting one share unit and to partially amend its Articles of Incorporation in accordance with Article 195, Paragraph 1 of the Companies Act. Details are as follows:

1. Change in the number of shares constituting one share unit
(1) Reasons for the change
The Company will reduce the number of shares constituting one share unit to create a favorable environment to investment, to further increase the liquidity of the Company’s shares, and to attract new individual investors. The change in the number of shares constituting one share unit is in line with Japanese stock exchanges’ Action Plan for Consolidating Trading Units, which aims to unify the number trading units of common shares at 100 shares.

(2) Details of the change
The number of shares constituting one share unit will be changed from 1,000 to 100.

(3) Scheduled effective date of the change
May 1, 2016
(Supplementary information) Effective on May 1, 2016, the trading unit of the Company’s shares on the Tokyo Stock Exchange and Nagoya Stock Exchange will be changed from 1,000 shares to 100 shares.

2. Amendment to the Articles of Incorporation
(1) Reasons for the amendment
The Articles of Incorporation will be partially changed in association with the change in the number of shares constituting one share unit as described above.

(2) Details of the amendment
The Articles of Incorporation will be changed as follows.
(The underlined parts show changes.)
Current Articles of Incorporation	Articles of Incorporation after the amendment
(Number of Shares Constituting One Share Unit) Article 7 The number of shares which will constitute one full unit of shares of the Company shall be one thousand (1,000). (Newly Established)
(Number of Shares Constituting One Share Unit)
Article 7
The number of shares which will constitute one full unit of shares of the Company shall be one hundred (100).

(Supplementary Provision)
The amendment to Article 7 shall become effective as of May.1, 2016, and this supplementary provision shall be deleted on the same date.

(3) Effective date of the amendment
  May 1, 2016

# # #

Minebea may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible share exchange (the “Share Exchange”) pertaining to a business integration between Minebea and MITSUMI ELECTRIC CO., LTD. (“MITSUMI”), if it is consummated.  The Form F-4 (if filed in connection with the Share Exchange) will contain a prospectus and other documents.  If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of MITSUMI prior to the shareholders’ meeting at which the Share Exchange will be voted upon.  The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information about the two companies, the Share Exchange and related matters.  U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Exchange carefully before they make any decision at the shareholders’ meeting with respect to the Share Exchange.  Any documents filed with the SEC in connection with the Share Exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov.  In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the contact of Minebea below.

Contacts for inquiries regarding the business integration
Minebea
Minebea Co., Ltd.
4106-73, Oaza Miyota, Miyota-machi, Kitasaku-gun, Nagano 389-0293, Japan
Takayuki Ishikawa, General Manager
Corporate Communications Office
Tel:  03-6758-6703
Email:  corporate_communication@minebea.co.jp

FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements” that reflect the plans and expectations of Minebea and MITSUMI in relation to, and the benefits resulting from, their business integration described above.  To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements.  These forward-looking statements are based on the current assumptions and beliefs of the companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors.  Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the companies (or the group after the integration) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

The companies undertake no obligation to publicly update any forward-looking statements after the date of this document.  Investors are advised to consult any further disclosures by the companies (or the group after the integration) in their subsequent filings in Japan and filings with the U.S. Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;
(2)
changes in demand for PCs and peripherals, information and communication equipment, automobiles, consumer electronics and other devices and equipment, which are the main markets of the companies’ products, and in raw material prices, as well as exchange rate fluctuations;

(3)	changes in interest rates on loans, bonds and other indebtedness of the companies, as well as changes in financial markets;
(4)	changes in the value of assets (including pension assets) such as securities and investment securities;
(5)	changes in laws and regulations (including environmental regulations) relating to the companies’ business activities;
(6)	increases in tariffs, imposition of import controls and other developments in the companies’ main overseas markets;
(7)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(8)	the companies’ being unable to reach an agreement satisfactory to both of them with respect to the details of the business integration or otherwise being unable to complete the business integration;
(9)	difficulty of realizing synergies or added value from the business integration by the group after the integration.